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                        April 9, 2024

       Jan Hall
       President & Chief Executive Officer
       Guardion Health Sciences, Inc.
       2925 Richmond Avenue, Suite 1200
       Houston, Texas 77098

                                                        Re: Guardion Health
Sciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 2, 2024
                                                            File No. 333-278470

       Dear Jan Hall:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              David Sunkin